Aurora Cannabis Acquires Europe's Largest Organic Hemp Company

Significant Supply to Fuel Global CBD Wellness and Organic Hemp-Based Supplements Expansion

TSX: ACB

EDMONTON, Sept. 12, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that it has acquired Europe's largest producer, processor and supplier of certified organic hemp and hemp products, Agropro UAB ("Agropro"), as well as hemp processor and distributor Borela UAB ("Borela").

Agropro, a hemp seed contracting and processing company, and its sister company Borela UAB ("Borela"), a processor and distributor of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil, currently has 1,600 hectares (4,000 acres) under contract, potentially yielding more than 1,000,000 kg of organic hemp with additional contracts available to expand to more than 3,000 hectares across Lithuania, Latvia, Estonia, and Poland.

Previously, the companies were focused exclusively on the production and sale of hemp seed-based products to markets across Europe, North America and Asia. Each year, very substantial quantities of CBD containing hemp biomass were left on the field unutilized.

Post-acquisition, Aurora intends to extract, refine and productize the organic hemp biomass into a wide range of organic CBD-based wellness products to generate new and significant revenue streams in this burgeoning market. With increasing recognition of the medical and general health benefits of CBD-based products, Aurora continues executing on a CBD-focused strategy that covers the entire value chain, from supply, through genetics research and clinical trials, to product development and distribution to various domestic and international markets across five continents.

In addition to the CBD-related market potential, hemp is an increasingly sought-after food supplement and meat substitute for the large and rapidly growing health food, vegetarian and vegan markets, due to its high protein content. Through its majority owned subsidiary Hempco, Aurora is already executing on a number of hemp food market opportunities, and intends to integrate Agropro's organic supply and distribution with Hempco's to enhance market access and accelerate growth of high margin, premium hemp-based product offerings.

On February 1, 2018, Borela's hemp grain processing facility became the only European hemp company to receive a BRC quality certificate, enabling Borela to supply supermarkets with its product. Borela's operations have also received USDA Organic, Eco-Cert, as well as other certifications, enabling the company to market premium products across large markets.

The organic certification achieved by both Agropro and Borela will enable the launch of new premium products, positively impacting the Company's margin profile for hemp-based products.

Management Commentary

"Agropro's position as Europe's leading producer of premium organic hemp along with the significant and previously unutilized CBD production from the large quantities of currently discarded biomass, makes this an accretive acquisition and one that positions Aurora well to become a global leader in organic CBD-based wellness products, said Terry Booth, CEO"

Neil Belot, Chief Global Business Development Officer, added, "With our industry-leading team of crop and plant scientists, extraction and product formulation expertise, and wide-reaching global distribution networks and partnerships, we anticipate increasing production, extraction, refinement and supply of CBD, as well as other hemp-based food products. With a broad European footprint, extensive contracted land agreements and solid existing revenue streams, Agropro and Borela provide further expansion of our international footprint, while playing an important role in the execution of our CBD wellness and hemp-based food products strategy."

Skirmantas Nikstele Co-Founder & Chief Executive Officer of Agropro, added, "As the largest producer, processor, and supplier of organic hemp products in Europe, we have developed a strong reputation for quality and consistency with our customers across the globe. Through Aurora, we gain access to a wider distribution network, as well as an access to industry-leading science to help ramp up production, while enhancing margins through the introduction of new products, proven production techniques, and robust genetics."

Hemp – Super Food with High Market Growth

The hemp plant is made up of three components. Seeds, which are used in food and personal care products, leaves and flowers, which produce cannabidiol (CBD), used in medical products, supplements and beauty products, and stalk, which produces fiber and hurd, used in paper products, building materials, clothing and other textiles.

Hemp seed oil offers the richest and most balanced source found in nature of essential fatty acids ("EFAs"), such as Omega 3 and Omega 6 oils. EFAs play a very important role in critically important processes, such as detoxification and the formation of brain cells, hormones and neurotransmitters. Hemp seed is not only rich in essential fatty acids, it also represents an important source for amino acids, which are the building blocks of protein. Essential amino acids are not produced by our bodies, and therefore must come from food. Hemp seeds contain all 9 essential amino acids, as well as other nutritionally important vitamins and minerals, such as iron, zinc, carotene, vitamin B1, vitamin B2, vitamin B6, vitamin D, vitamin E, calcium, magnesium, potassium, and enzymes.

These characteristics have resulted in strong continued market growth of hemp-based products. Grand View Research (Industrial Hemp Market Size, Share & Trends Analysis, 2018) anticipates the industrial hemp market to grow at a CAGR of 14.0% to US$10.6 billion by 2025. The hemp seed market, as a sub category, is anticipated to show even stronger growth.

With Agropro and Borela, Aurora has acquired a very substantial supply of organic hemp seed products, as well as the capacity to process the raw material into products, and the international distribution channels to sell these. Market reach will be further strengthened through integration with Hempco, while Aurora's science teams will be spearheading research into cultivation yield enhancements, as well as further medical and wellness applications.

Terms of the Transaction

Aurora purchased 100% of the issued and outstanding shares of Agropro UAB and Borela UAB for total cash consideration of €5,364,000 (approximately C$8.1 million) and common shares of Aurora equivalent to €960,000 (approximately C$1.4 million), based on the 5-day VWAP as of September 10, 2018. In addition, Aurora will also refinance existing debt totaling €2,076,000 (approximately C$3.1 million) and provide a finder's fee totaling €1,517,400 (approximately C$2.3 million).

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Pedanios, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired – MedReleaf, CanvasRx, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Capcium Inc. (private), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking information used in this press release includes statements relating to expected production levels of organic hemp, potential expansion of the Company's cultivation capabilities, uses for hemp and CBD-based products and their related medical effects, the generation of additional revenue, corporate strategy and the Company's ability to execute such strategy, including the launch of new products and the successful integration of Agropro and Borela into the Company's operations. Statements containing forward-looking information should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications as to whether, or the times at which, such events, performance or results will occur or be achieved. Various assumptions that the Company believes are reasonable in the circumstances were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of known and unknown risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Any forward-looking information contained herein speaks only as of the date on which it is given and the Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / >ebarker@kcsa.com/P>

CO: Aurora Cannabis Inc.

CNW 07:30e 12-SEP-18